Exhibit 99.1

So-Young Reports Unaudited Third Quarter 2022 Financial Results

BEIJING, China, Nov. 18, 2022 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Total revenues were RMB323.3 million (US$45.5 million1), compared to RMB431.5 million in the corresponding period of 2021, in line with our previous guidance.

•	Net income attributable to So-Young International Inc. was RMB2.3 million (US$0.3 million), compared with net income attributable to So-Young International Inc. of RMB6.8 million in the same period of 2021.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB9.9 million (US$1.4 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB28.9 million in the same period of 2021.

Third Quarter 2022 Operational Highlights

•	Average mobile MAUs were 3.9 million, compared with 8.0 million in the third quarter of 2021.

•	Number of paying medical service providers on So-Young’s platform was 6,199, an increase of 28.1% from 4,841 in the third quarter of 2021.

•	Number of medical service providers subscribing to information services on So-Young’s platform was 1,704, compared with 2,242 in the third quarter of 2021.

•	Total number of purchasing users through reservation services was 136.7 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB363.7 million.

Recent Development

On November 18, 2022, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$15 million of its shares (including in the form of ADS) during the 12-month period beginning from November 18, 2022.

The Company’s proposed repurchases may be effected from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its cash balance.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In the third quarter, we were pleased to see encouraging signs from our business despite what remained a challenging operating environment largely caused by COVID-19 outbreaks in many regions of China. Total revenues reached RMB323.3 million, an increase of 4.6% quarter over quarter, in line with our previous guidance. We continued to expand our cooperation with medical institutions by providing diversified services. The number of paying medical service providers on So-Young’s platform increased 28.1% year-over-year to 6,199. Going forward, we are committed to having a healthy growth strategy and improving user service quality to reaffirm our leadership position.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1135 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2022.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So-Young International Inc. excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Jin continued, “We narrowed our operating loss by 82.5% quarter-over-quarter and the non-GAAP net income attributable to the Company reached RMB9.9 million, benefiting from optimized cost structure, with sales and marketing  expenses decreasing by about 34.6% from a year ago. Looking ahead, with abundant cash on hand and a healthy cash reserve, we remain optimistic about the growth potential of the Chinese medical aesthetics industry and confident in our ability to overcome short-term difficulties and build the most trusted medical aesthetic services platform.”

Third Quarter 2022 Financial Results

Revenues

Total revenues were RMB323.3 million (US$45.5 million), a decrease of 25.1% from RMB431.5 million in the same period of 2021. The decrease was primarily due to a decrease in average revenue per paying medical service provider which was impacted by the resurgence of COVID-19 and remained under pressure from China’s overall domestic consumer market.

•	Information services and other revenues were RMB235.7 million (US$33.1 million), a decrease of 26.7% from RMB321.6 million in the same period of 2021. The decrease was primarily due to a decrease in the number of paying medical service providers subscribing to information services.

•	Reservation services revenues were RMB29.7 million (US$4.2 million), a decrease of 51.8% from RMB61.7 million in the same period of 2021. The decrease was primarily due to the impact of the resurgence of COVID-19 in China and adoption of an operating strategy which gave higher subsidies to end users.

•	Sales of equipment and maintenance services revenues were RMB57.8 million (US$8.1 million) and RMB48.1 million in the third quarter of 2022 and 2021, respectively, from Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”).

Cost of Revenues

Cost of revenues was RMB94.0 million (US$13.2 million), an increase of 4.9% from RMB89.6 million in the third quarter of 2021. The increase was primarily due to the consolidation of Wuhan Miracle. Cost of revenues included share-based compensation expenses of RMB2.0 million (US$0.3 million), compared with RMB4.8 million in the corresponding period of 2021.

Operating Expenses

Total operating expenses were RMB236.6 million (US$33.3 million), a decrease of 26.6% from RMB322.5 million in the third quarter of 2021.

•	Sales and marketing expenses were RMB124.8 million (US$17.5 million), a decrease of 34.6% from RMB190.7 million in the third quarter of 2021. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses included share-based compensation expenses of RMB0.7 million (US$0.1 million), compared with RMB2.2 million in the corresponding period of 2021.

•	General and administrative expenses were RMB59.8 million (US$8.4 million), an increase of 9.4% from RMB54.7 million in the third quarter of 2021. The increase was primarily due to an increase in payroll costs and professional services fees. General and administrative expenses included share-based compensation expenses of RMB4.5 million (US$0.6 million), compared with RMB10.0 million in the corresponding period of 2021.

•	Research and development expenses were RMB52.0 million (US$7.3 million), a decrease of 32.6% from RMB77.1 million in the third quarter of 2021. The decrease was primarily attributable to a decrease in payroll costs. Research and development expenses included share-based compensation expenses of RMB0.4 million (US$0.1 million), compared with RMB5.1 million in the corresponding period of 2021.

Income tax (expenses)/benefits

Income tax benefits were RMB16.5 million (US$2.3 million), compared with income tax expenses of RMB4.3 million in the same period of 2021. The increase in income tax benefits was primarily due to the refund of income tax of RMB12.6 million in the third quarter of 2022 based on the final 2021 tax return filing result.

Net income/(loss) attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB2.3 million (US$0.3 million), compared with a net income attributable to So-Young International Inc. of RMB6.8 million in the third quarter of 2021.

Non-GAAP net income/(loss) attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB9.9 million (US$1.4 million), compared with RMB28.9 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2021.

Basic and Diluted Earnings/(loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.06 and RMB0.06, respectively, in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of September 30, 2022, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,640.3 million (US$230.6 million), compared with RMB1,756.0 million as of December 31, 2021.

Business Outlook

For the fourth quarter of 2022, So-Young expects total revenues to be between RMB310 million (US$43.6 million) and RMB330 million (US$46.4 million), representing a 31.0% to 26.6% decrease from the same period in 2021. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. This is not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, November 18, 2022, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 25, 2022. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	1723328

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,331,968	713,646	100,323
Restricted cash and term deposits	15,119	17,920	2,519
Trade receivables	54,829	42,299	5,946
Inventories, net	91,812	105,194	14,788
Receivables from online payment platforms	18,864	18,879	2,654
Amounts due from related parties	14,038	28,758	4,043
Term deposits and short-term investments	408,946	908,718	127,746
Prepayment and other current assets	91,842	147,877	20,788
Total current assets	2,027,418	1,983,291	278,807
Non-current assets:
Long-term investments	252,500	234,073	32,905
Intangible assets	193,955	175,594	24,685
Goodwill	540,693	540,693	76,009
Property and equipment, net	124,576	115,321	16,212
Deferred tax assets	47,520	53,828	7,567
Operating lease right-of-use assets	95,609	71,533	10,056
Other non-current assets	48,097	142,756	20,068
Total non-current assets	1,302,950	1,333,798	187,502
Total assets	3,330,368	3,317,089	466,309

Liabilities
Current liabilities:
Taxes payable	48,571	63,826	8,973
Contract liabilities	139,155	134,271	18,876
Salary and welfare payables	103,624	87,214	12,260
Amounts due to related parties	681	185	26
Accrued expenses and other current liabilities	376,841	351,476	49,410
Operating lease liabilities-current	43,529	49,831	7,005
Total current liabilities	712,401	686,803	96,550
Non-current liabilities:
Operating lease liabilities-non current	62,356	32,685	4,595
Deferred tax liabilities	38,577	33,145	4,659
Total non-current liabilities	100,933	65,830	9,254
Total liabilities	813,334	752,633	105,804
Shareholders’ equity:
Treasury stock	(217,712)	(217,712)	(30,605)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2021 and September 30, 2022; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, 72,128,429 and 69,484,737 shares issued and outstanding as of September 30, 2022, respectively)	230	232	32
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2021 and September 30, 2022; 12,000,000 shares issued and outstanding as of December 31, 2021 and September 30, 2022)	37	37	5
Additional paid-in capital	2,999,562	3,035,807	426,767
Statutory reserves	20,331	20,587	2,894
Accumulated deficit	(272,368)	(369,451)	(51,937)
Accumulated other comprehensive (loss)/income	(83,891)	24,495	3,443
Total So-Young International Inc. shareholders’ equity	2,446,189	2,493,995	350,599
Non-controlling interests	70,845	70,461	9,906
Total shareholders’ equity	2,517,034	2,564,456	360,505
Total liabilities and shareholders’ equity	3,330,368	3,317,089	466,309

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services and others	321,593	235,723	33,138	960,140	654,597	92,021
Reservation services	61,737	29,733	4,180	234,680	102,702	14,438
Sales of equipment and maintenance services	48,120	57,847	8,132	48,120	175,429	24,662
Total revenues	431,450	323,303	45,450	1,242,940	932,728	131,121
Cost of revenues	(89,638)	(94,028)	(13,218)	(200,799)	(305,090)	(42,889)
Gross profit	341,812	229,275	32,232	1,042,141	627,638	88,232
Operating expenses:
Sales and marketing expenses	(190,740)	(124,781)	(17,541)	(639,828)	(373,734)	(52,541)
General and administrative expenses	(54,691)	(59,847)	(8,413)	(166,362)	(187,033)	(26,293)
Research and development expenses	(77,113)	(51,998)	(7,310)	(219,048)	(194,021)	(27,274)
Total operating expenses	(322,544)	(236,626)	(33,264)	(1,025,238)	(754,788)	(106,108)
Income/(loss) from operations	19,268	(7,351)	(1,032)	16,903	(127,150)	(17,876)
Other income/(expenses):
Investment income	2,272	493	69	8,004	3,997	562
Interest income	4,903	10,061	1,414	15,674	18,607	2,616
Exchange (losses)/gains	(446)	24	3	(4,799)	(515)	(72)
Impairment of long-term investment	(17,850)	(7,945)	(1,117)	(17,850)	(7,945)	(1,117)
Share of losses of equity method investee	(909)	(9,106)	(1,280)	(776)	(11,008)	(1,547)
Others, net	2,932	(781)	(110)	9,836	7,600	1,068
Income/(loss) before tax	10,170	(14,605)	(2,053)	26,992	(116,414)	(16,366)
Income tax (expenses)/benefits	(4,298)	16,486	2,318	(11,086)	18,542	2,607
Net income/(loss)	5,872	1,881	265	15,906	(97,872)	(13,759)
Net loss attributable to noncontrolling interests	896	429	60	3,459	1,045	147
Net income/(loss) attributable to So-Young International Inc.	6,768	2,310	325	19,365	(96,827)	(13,612)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.08	0.03	0.00	0.24	(1.17)	(0.16)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.08	0.03	0.00	0.23	(1.17)	(0.16)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.06	0.02	0.00	0.18	(0.90)	(0.12)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.06	0.02	0.00	0.18	(0.90)	(0.12)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	80,895,891	82,946,796	82,946,796	81,805,945	82,578,596	82,578,596
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	81,471,931	83,027,281	83,027,281	82,954,414	82,578,596	82,578,596

Share-based compensation expenses included in:
Cost of revenues	(4,814)	(2,007)	(282)	(12,938)	(7,303)	(1,027)
Sales and marketing expenses	(2,245)	(670)	(94)	(6,089)	(6,342)	(892)
General and administrative expenses	(10,032)	(4,521)	(636)	(24,446)	(14,684)	(2,064)
Research and development expenses	(5,083)	(428)	(60)	(13,763)	(7,498)	(1,054)
*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	19,268	(7,351)	(1,032)	16,903	(127,150)	(17,876)
Add back: Share-based compensation expenses	22,174	7,626	1,072	57,236	35,827	5,037
Non-GAAP income/(loss) from operations	41,442	275	40	74,139	(91,323)	(12,839)

GAAP net income/(loss) attributable to So-Young International Inc.	6,768	2,310	325	19,365	(96,827)	(13,612)
Add back: Share-based compensation expenses	22,174	7,626	1,072	57,236	35,827	5,037
Non-GAAP net income/(loss) attributable to So-Young International Inc.	28,942	9,936	1,397	76,601	(61,000)	(8,575)